EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-11 of our report dated January 22, 2010 relating to the consolidated financial statements and financial statement schedules of Verde Realty and subsidiaries as of September 30, 2009 and December 31, 2008 and 2007 and for the nine months ended September 30, 2009 and each of the three years in the period ended December 31, 2008 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the retrospective adjustment to the financial statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 for the change in the method of accounting for noncontrolling interests), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Houston, Texas

January 22, 2010